Filed by Potomac Electric Power Company
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                           Commission File No.: 1-1072
                           Subject Company: Conectiv

     THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY POTOMAC ELECTRIC POWER COMPANY AND CONECTIV ON FEBRUARY 12, 2001


[LOGO] PEPCO                                                     [LOGO] CONECTIV


               PEPCO AND CONECTIV TO COMBINE TO CREATE THE LARGEST
                    MID-ATLANTIC ELECTRICITY DELIVERY COMPANY

                       Transaction Valued at $2.2 Billion

Washington, D.C. and Wilmington, Delaware, February 12, 2001 - Potomac Electric Power Company ("Pepco") (NYSE: POM) and Conectiv (NYSE: CIV/CIVA) today announced that their boards of directors have approved a definitive merger agreement under which Pepco will acquire Conectiv for a combination of cash and stock valued at approximately $2.2 billion or $25.00 per CIV share. Both companies will become subsidiaries of a new holding company to be named at a later date.

The combination is expected to be immediately accretive to Pepco's earnings per share and will be accounted for as a purchase. The companies anticipate that the transaction will be completed in approximately 12 months.

The combination creates the largest electricity delivery company in the dynamic mid-Atlantic PJM region, serving more than 1.8 million customers in Delaware, the District of Columbia, Maryland, New Jersey and Virginia. The core delivery business will be complemented by a valuable, well-positioned portfolio of mid-merit generating assets and related marketing and risk management capabilities. These assets, combined with power purchase and regulatory agreements, will provide for the combined company's supply requirements through 2004. In addition, the combined company's growing, non-regulated energy and telecommunications businesses, which are focused on a broad customer base, will further enhance the core business.

John M. Derrick, Jr., chairman and chief executive officer of Pepco, said: "This transaction elevates us to the leading position among mid-Atlantic electricity delivery companies. In addition to more than doubling our customer base and expanding our service territory by nine times, this combination will allow us to achieve operating efficiencies that will benefit our shareholders, customers and employees alike. Among other things, our ability to spread new technology costs across a greater asset base will bring a higher level of service, reliability and responsiveness to our customers. Our strategic combination will improve our ability to grow earnings in the changing energy marketplace.

"Pepco has had the opportunity to develop a strong working relationship with Conectiv over the years as neighbors, partners and members of PJM. We have complementary business strategies and similar corporate values, and I am confident that the combined company will be able to deliver greater value to all of our constituencies by drawing on the best practices and talent that exist within both of our organizations. We will continue both companies' strong traditions of support for the communities where we live and work through charitable contributions and the encouragement of employee volunteerism," he concluded.

                                     -more-

Howard E.  Cosgrove,  chairman and chief  executive  officer of Conectiv,  said:
"This combination with Pepco provides important benefits to all of our stakeholders that are not achievable on a stand-alone basis. The customers we serve will continue to enjoy excellent, reliable service at competitive rates from the same dedicated people who serve them today. Conectiv shareholders will receive a premium for their shares and have the opportunity to participate in the enhanced earnings and growth potential of the combined company. And our employees will benefit by becoming part of a dynamic company that is poised to play a leading role in the rapidly evolving energy industry."

Both Pepco and Conectiv have independently made significant investments to enhance their system reliability, thus helping to ensure that their customers will have the power they need when they need it. Both companies share a commitment to high quality customer service.

Management and Headquarters

Mr. Derrick will be chairman and chief executive officer of the new holding company. Mr. Cosgrove plans to retire at the completion of the merger. The board of directors of the holding company will have 12 directors, at least two of whom will come from the current Conectiv board. The holding company will have its headquarters in Washington, D.C. Conectiv will maintain its headquarters in Wilmington, Delaware and will continue to have significant operations in New Jersey and the Delmarva Peninsula. This combination is not expected to result in significant workforce reductions and all union contracts will be honored.

Terms

Pepco stockholders will receive one share of the holding company's common stock on a tax-free basis for each share of Pepco common stock they hold. Conectiv common stockholders will have the option to receive either $25.00 in cash or holding company shares, subject to proration, such that the aggregate consideration paid to all Conectiv stockholders will be 50 percent cash and 50 percent stock. The amount of stock to be issued in the merger is subject to a fixed-price collar for Pepco stock prices between $19.50 and $24.50, such that each Conectiv share would be converted into not less than 1.02041 and not more than 1.28205 shares of the new company. The transaction is expected to be tax-free to the extent that Conectiv stockholders receive stock for their shares. As provided by Conectiv's certificate of incorporation, each holder of Class A stock will receive 86.8 percent of the per share value received by the common stockholders, or $21.69, subject to the same proration and collar provisions as the common stockholders.

Based on the number of common shares currently outstanding on a fully diluted basis, Pepco stockholders will own approximately 67 percent of the common equity of the combined company, and Conectiv stockholders will own approximately 33 percent.

A significant portion of the acquisition will be financed through cash on hand including proceeds from Pepco's recently completed sale of generating assets, as well as external financing.

                                     -more-

The merger is conditioned upon, among other things, the approvals of Pepco and Conectiv stockholders and various state and federal regulatory agencies. The new holding company will register with the SEC under the Public Utility Holding Company Act of 1935.

Dividend Policy and Share Repurchase

Pepco announced today that it will reduce its annual dividend to $1.00 per share from $1.66 per share, effective with the June 2001 dividend. This action is being taken to make Pepco's dividend payout ratio comparable to other delivery companies and to provide for continued investment in the growth of the company. The March 2001 dividend will remain at its current level. Pepco has also authorized a share repurchase program of up to $450 million. The new holding company expects to adopt Pepco's new dividend policy; as such, Conectiv stockholders who elect to receive stock can expect a higher dividend than they are currently receiving.

Merrill Lynch & Co., Inc. is acting as financial advisor, and LeBoeuf, Lamb, Greene & MacRae, L.L.P. is acting as legal counsel to Pepco. Credit Suisse First Boston Corporation is acting as financial advisor, and Simpson Thacher & Bartlett and Potter Anderson & Corroon LLP are acting as legal counsel to Conectiv.

About Pepco

Pepco is an investor-owned utility that delivers electricity in Washington, D.C. and its Maryland suburbs to more than 700,000 customers. Through its family of subsidiaries, Pepco also operates in the mid-Atlantic region in the competitive arenas of diversified energy products and services, telecommunications and Internet procurement marketing. In a nationwide customer satisfaction study conducted in 2000 by J.D. Power and Associates and Navigant Consulting, Inc., Pepco ranked highest in Customer Satisfaction with Residential Electric Service in the Eastern region of the United States.* For more information, visit the company's website at www.pepco.com.

About Conectiv

Conectiv, a Fortune 500 company headquartered in Wilmington, DE, is focused on two core energy businesses. Conectiv Power Delivery provides safe, reliable, and affordable energy service to more than one million customers in New Jersey, Delaware, Maryland, and Virginia. Conectiv Energy uses a sophisticated power-trading unit to optimize the value of a growing portfolio of "mid-merit" power plants that can start and stop quickly in response to changes in the demand for power within the PJM [Pennsylvania-New Jersey-Maryland] power pool. For more information, visit the company's website at www.conectiv.com.

*J.D. Power and Associates/Navigant Consulting, Inc., 2000 Electric Utility Residential Customer Satisfaction StudySM. The study was based on a total of 23,969 consumer responses. In the Eastern Region, the top 19 largest electric companies were ranked in the study. www.jdpower.com




                                     -more-

Forward Looking Statements:

Except for historical statements and discussions, the statements in this press release constitute "forward-looking statements" within the meaning of the federal securities laws. These statements contain managements' beliefs based on information currently available to them and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the companies' control. In connection with the transaction, additional important factors that could cause actual results to differ materially from those in the forward-looking statements herein include risks and uncertainties relating to delays in obtaining or adverse conditions contained in, related regulatory approvals, changes in economic conditions, availability and cost of capital, changes in weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. The companies disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of the companies.

Additional Information

In connection with the proposed merger, Pepco and Conectiv will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of the joint proxy statement/prospectus (when available) and other documents filed by Pepco and Conectiv free of charge at the SEC's web site, http://www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning Pepco can be inspected at the offices of the New York Stock Exchange, Inc., whose address is 20 Broad Street, New York, NY 10005, where certain securities of Pepco are listed. You can also obtain information about Pepco at the company's website, the address of which is http://www.pepco.com. You can obtain information about Conectiv at the company's website, the address of which is www.conectiv.com. In addition, documents filed by Pepco with the SEC can be obtained by contacting Pepco at the following address and telephone number: Ellen Sheriff Rogers, Associate General Counsel, Secretary and Assistant Treasurer, Potomac Electric Power Company, 1900 Pennsylvania Avenue, N.W., Washington D.C. 20068, telephone (202) 872-2900. Documents filed with the SEC by Conectiv can be obtained by contacting Conectiv at the following address and telephone number: Corporate Secretary, Conectiv, 800 King Street, Wilmington, DE 19899, telephone (302) 429-3114.

                                     -more-

Pepco, its officers, directors and certain other employees of Pepco may be soliciting proxies from Pepco stockholders in favor of the merger and may be deemed to be "participants in the solicitation" under the rules of the SEC. Conectiv, its officers, directors and certain other employees of Conectiv may be soliciting proxies from Conectiv stockholders in favor of the merger and may be deemed to be "participants in the solicitation" under the rules of the SEC. Information regarding the interests of the participants in the solicitation will be set forth in the joint proxy statement/prospectus when it becomes available.

Financial Analyst Conference:

There will be a financial analyst conference today at 10:00 AM (EST) to discuss the transaction. It can be monitored via the world wide web at www.pepco.com and www.conectiv.com or http://webcast.themeetingson.com/webcast.jsp?reservation=17967394.

Media Teleconference:

There will be a media teleconference call today at 11:30 AM (EST) to discuss the transaction. It can be accessed by dialing (800) 213-1351, or (212) 676-5001 for international callers, and asking for the Pepco/Conectiv media teleconference.

Contacts for Pepco                                 Contacts for Conectiv

Investors:                                         Investors:
Ernie Bourscheid                                   Bob Marshall
(202) 872-2797                                     (302) 429-3114
ejbourscheid@pepco.com                             robert.marshall@conectiv.com

Media:                                             Media:
Nancy Moses                                        Tim Brown
(202) 872-2680                                     (302) 283-5803
nsmoses@pepco.com                                  tim.brown@conectiv.com



                                      # # #



     THE FOLLOWING IS AN OVERVIEW OF THE TRANSACTION MADE AVAILABLE TO ANALYSTS


[LOGO] PEPCO                                                    [LOGO] CONECTIV

                              Transaction Overview

--------------------------------------------------------------------------------
Terms:          o   Cash and stock  transaction  valued at $2.2 billion ($25 per share)
                o   Expected to be immediately accretive to Pepco's earnings per share
                o   Both  companies  will become  subsidiaries  of a new holding company to be named at a later date
                o   Pepco  stockholders  will  receive  one share of new holding company  common  stock for each share of Pepco  common stock they hold (tax free)
                o   Conectiv common stockholders will have the option to receive either $25.00 in cash or holding company shares
                o   Conversion of Conectiv  shares will be subject to proration, such that the aggregate  consideration  paid to all Conectiv stockholders will be 50% cash and 50% stock
                o   Amount of stock to be issued in the  merger is  subject to a fixed-price collar for Pepco stock prices between $19.50 and
                    $24.50,  such that each  Conectiv  share would be  converted into not less than 1.02041 and not more than 1.28205  shares of the new holding company
                o   Transaction  is  expected  to be tax-free to the extent that
                    Conectiv stockholders receive stock for their shares
                o   Conectiv  Class A stock will receive  86.8% of the per share value  received  by  the  common  stockholders,  or  $21.69, subject to the same  proration and collar  provisions as the common stockholders
                o   Transaction to be accounted for as a purchase
--------------------------------------------------------------------------------
Dividend:       o   Pepco will  reduce its  annual  dividend  to $1.00 per share from $1.66 per share, effective with the June 2001 dividend, to make Pepco's  dividend  payout ratio  comparable to other delivery  companies and to provide for continued  investment in the growth of the company
                o   New holding  company  expects to adopt  Pepco's new dividend policy
--------------------------------------------------------------------------------
Management      o   John M.  Derrick,  Jr. will become  chairman  and CEO of new
& Board:            holding company
                o   Howard E. Cosgrove will retire at completion of merger
                o   Board of the new holding company will have 12 directors,  at least two of whom will come from the current Conectiv board
--------------------------------------------------------------------------------
Approval        o   Approval by stockholders of both companies
Process:        o   Approvals from various state and federal regulatory agencies
                o   New  holding  company  to  register  with the SEC  under the
                    Public Utility Holding Company Act of 1935
                o   Transaction  expected to be  completed in  approximately  12 months
--------------------------------------------------------------------------------
Headquarters:   o   New  holding   company   will  have  its   headquarters   in
                    Washington, D.C.
                o   Conectiv  will  maintain  its  headquarters  in  Wilmington,
                    Delaware and will continue to have significant operations in
                    New Jersey and the Delmarva Peninsula
--------------------------------------------------------------------------------



Conectiv Fact Sheet                                              LOGO [CONECTIV]

Business Summary
Conectiv, a Fortune 500 company headquartered in Wilmington, DE, is focused on two core energy businesses. Conectiv Power Delivery provides safe, reliable, and affordable energy service to more than one million customers in New Jersey, Delaware, Maryland, and Virginia. Conectiv Energy uses a sophisticated power-trading unit to optimize the value of a growing portfolio of "mid-merit" power plants that can start and stop quickly in response to changes in the demand for power within the PJM [Pennsylvania-New Jersey-Maryland] power pool. For more information, visit the company's website at www.conectiv.com.

Conectiv's energy and energy-related services include:
  o  Power Delivery:
     Provides regulated electric service to more than 1 million homes and businesses in Delaware, Maryland, New Jersey, and Virginia. It provides regulated natural gas service to approximately 100,000 customers in Northern Delaware.

  o  Retail and Merchant Energy:
     Uses risk management and sophisticated power trading capabilities to optimize value of unregulated power plants in the wholesale market. Also, helps large commercial and industrial customers optimize their energy usage through managing their fuel mix and usage, and selling fuels at advantageous prices.

  o  Conectiv Solutions:
     Offers  large  commercial  and  industrial   companies   customized  energy
     solutions, including electrical and mechanical systems consulting, energy management and controls, and telecommunications.

Conectiv's non-energy related services include:
  o  Conectiv Communications:
     Markets local and long-distance telephone services, data services, and other telecommunication services. It operates a fiber optics network of more than 730 route miles, and has installed its equipment in 62 Verizon central offices. It has about 110,000 access lines.

Conectiv at a Glance

  o Publicly held company (NYSE: CIV/CIVA) with consolidated operating revenues for the twelve months ended December 31, 2000 of $5.03 billion.
  o  Headquartered in Wilmington, Delaware.
  o  Over 3,800 employees.
  o  Serves more than 1.1 million customers

Financial Highlights
Consolidated operating revenues for the twelve months ended December 31, 2000 increased 34% to $5.03 billion, primarily as a result of Conectiv's wholesale energy marketing and trading business and the effects of economic growth in Conectiv's Mid Atlantic service territory.

The  sources  of  Conectiv's  1999  consolidated  revenues  were as  follows:
o  Regulated (subject to price regulation)  electricity sales - 57.4%
   - Residential customer class - 46.2%
   - Commercial customer class - 38.5%
   - Industrial customer class - 14.4%
   - Other - 0.9%.
o  Non-regulated  (not subject to price regulation) electricity  sales - 8.3%
o  Regulated gas sales-3.1%;  non-regulated gas sales - 18.7%
o  Other services  (telecom,  HVAC,  petroleum sales, and other  activities) -
   12.5%.

Conectiv Executive Team
o  Howard Cosgrove, Chairman and Chief Executive Officer
o  Thomas Shaw, President and Chief Operating Officer
o  John Van Roden, Senior Vice President and Chief Financial Officer
o  Barbara Graham, Senior Vice President and Chief Information Officer
o  William Spence, Senior Vice President
o  Joseph Rigby, Senior Vice President


-------------------- -------------------------- --------------------------------
  Corporate Offices      Investor Relations              Media Relations

   800 King Street          Bob Marshall                    Tim Brown
    P.O. Box 231        Phone: (302) 429-3114         Phone: (302) 283-5803
Wilmington, DE 19899   Email: Robert.Marshall@    Email: Tim.Brown@conectiv.com
  www.conectiv.com          conectiv.com

-------------------- -------------------------- --------------------------------


                                                                    [LOGO] PEPCO

PEPCO Fact Sheet

Business Summary
Potomac Electric Power Company (Pepco) engages in regulated utility operations and, through its wholly owned subsidiaries, provides competitive energy and telecommunications products and services. The utility delivers electricity at regulated rates to 1.9 million people in Washington, D.C., and major portions of Prince George's and Montgomery counties in suburban Maryland. During the transition to customer choice, the utility also is selling electricity at regulated rates within its service area.

Pepco's  business   strategy  is  to  diversify  beyond  its  regulated  utility
operations  and  become  a  regional,   full-service   provider  of  energy  and
telecommunications products and services in the mid-Atlantic market.

Pepco's  energy  and  energy-related   services  include:
  o  Regulated  utility electricity delivery services.
  o  Pepco  Energy   Services  (PES)  sells  energy   services  and  competitive
     electricity and natural gas to retail and wholesale markets in the mid-Atlantic region.

Pepco's non-energy related services include:
  o Potomac Capital Investment Corporation (PCI) through Starpower Communications, Inc., a 50/50 joint venture with RCN Corporation, offers telecommunications products and services in the Washington, D.C., metropolitan area.
  o PepMarket, a newly formed subsidiary, offers internet-based procurement services to business and institutional clients.

Pepco at a Glance
  o Publicly held company (NYSE: POM) with operating revenues of more than $2.6 billion in 2000.
  o  Headquartered in Washington, D.C.
  o  Approximately 2,500 employees.
  o Serves more than 1.9 million customers in Washington, D.C., and major portions of Prince George's and Montgomery counties in suburban Maryland.

Financial Highlights
Total operating revenues were $2.6 billion for the twelve months ended December 31, 2000, up from $2.5 billion in 1999.

The sources of Pepco's 2000 revenues were as follows (in millions):
  o  Energy Services- $236.4
  o  Utility - $2,237.5
  o  PCI Services - $149.9

Pepco Executive Team
  o  John M. Derrick, Jr., Chairman of the Board and Chief Executive Officer
  o  Dennis R. Wraase, President and Chief Operating Officer
  o William T. Torgerson, Executive Vice President, External Affairs and General Counsel
  o  Andrew W. Williams, Senior Vice President and Chief Financial Officer
  o  William J. Sim, Senior Vice President, Power Delivery
  o  Robert C. Grantley, Group Vice President, Customer Care



---------------------------- ------------------------ -------------------------
     Corporate Offices         Investor Relations          Media Relations

1900 Pennsylvania Ave. N.W.   Ernest J. Bourscheid           Nancy Moses
      Washington, D.C.        Phone: (202) 872-2797     Phone: (202) 872-2680
         20068-0001           Fax: (202) 331-6874        Fax: (202) 331-4857
       www.pepco.com          Email:                   Email: nsmoses@pepco.com
                              ejbourscheid@pepco.com
---------------------------- ------------------------ -------------------------


     THE FOLLOWING IS A PRESENTATION MADE ON FEBRUARY 12, 2001


[LOGO] PEPCO                                                     [LOGO] CONECTIV

         Creating the Largest Mid-Atlantic Electricity Delivery Company

                                February 12, 2001

Safe Harbor Statement

Safe  Harbor Statement under  the Private Securities Litigation  Reform  Act  of
1995:

This presentation contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Potomac Electric Power Co. and Conectiv are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to Potomac Electric Power Co.'s and Conectiv's most recent reports filed with the Securities and Exchange Commission.

Today's Presenters

          John Derrick Jr.                             Howard Cosgrove
Chairman and Chief Executive Officer        Chairman and Chief Executive Officer
   Potomac Electric Power Company                         Conectiv

                                 Howard Cosgrove
                      Chairman and Chief Executive Officer
                                    Conectiv


The Transaction

o PEPCO and Conectiv will merge into a new holding company "HoldCo", to be named at a later date

   Offer Price:     o   $25.00 per common share; $21.69 per CIV.A share

                    o Conectiv shareholders may elect to receive cash or stock, subject to 50% cash / 50% stock proration

                    o   Fixed price (subject to collar) to protect value


   Transaction Value:   $2.2 billion Equity
                        + $3.2 billion         Net Debt and Preferred
                        ---------------
                        $5.4 billion         Transaction Value


   Premium:         o  30.6% premium to unaffected common share price of $19.14



Key Transaction Terms


o  PEPCO shareholders receive 1 share                 [GRAPHIC]
   of HoldCo stock in exchange for
   each POM share

o  50% of all CIV shares are
   exchanged for cash

o  50% of all CIV  shares  are
   exchanged for $25 in value of
   HoldCo common stock, so long
   as PEPCO stock price is
   between $19.50 and $24.50

   o  1.28205 to 1.02041 exchange
      collar for CIV
                                          o  HoldCo is formed
   o  1.11227 to 0.88528 exchange
      collar for CIV.A                    o  Conectiv shareholders exchange
                                             stock for cash and shares in HoldCo
o  HoldCo share exchange with PEPCO
   and CIV (50% proration) receives       o  PEPCO shareholders exchange stock
   tax-free treatment                        for shares in HoldCo

o  Transaction closing expected in        o  PEPCO and Conectiv become wholly
   approximately 12 months                   owned subsidiaries of HoldCo



                                John Derrick Jr.
                      Chairman and Chief Executive Officer
                         Potomac Electric Power Company


Creating A Superior Regional Delivery Company

o Combination positions HoldCo as the leading Mid-Atlantic electric delivery company

   o The largest electricity delivery company in PJM/(1)/

   o 1.8 million delivery customers

   o Service territory of 10,000 sq. miles

o  Secure energy supply through transition period

   o Regulatory settlements in all jurisdictions

o  Poised for earnings growth (6-8%)

   o Immediately accretive to earnings

   o Share buyback coupled with dividend reduction

   o Solid investment grade balance sheet

   o Enhanced platform for unregulated growth

--------------------
(1)  Based upon total electricity delivered to end customers

New HoldCo

Management:                        o John Derrick Jr. -- Chairman and CEO

Board of Directors:                o 12 Board Members

                                     - at least 2 from Conectiv

HoldCo Headquarters:               o Washington, D.C.

Conectiv Headquarters:             o Wilmington, Delaware

Dividend:                          o $1.00 per share

PEPCO Authorized Share Buyback:    o Up to $450 million


Stronger Competitor in the Mid-Atlantic

o  Combination creates the largest         [MAP OF COMBINED SERVICE TERRITORY]
   electric delivery company in PJM

   o  More than 46,000 GWh delivered
      annually

   o  1.8 million electric and gas
      customers in 5 states

   o  10,000 square mile service
      territory with a population of
      4.0 million

o  Flexible mid-merit generation to
   support delivery business

   o  Over 2,500 MW owned plus 550
      MW under construction

   o  Located near major load centers

Leading Delivery Company

[PIE CHART SHOWING COMBINED                    PJM  RETAIL SALES RANKING
 CUSTOMER MIX]

                                                                        1999 GWh
                                                                        --------

                                        1. HoldCo                        46,775

                                        2. Allegheny                     42,198

                                        3. PSE&G                         40,289

                                        4. GPU                           33,974

                                        5. Baltimore Gas & Electric      29,264

                                        6. Potomac Electric              24,209

                                        7. PECO                          23,594

                                        8. PPL                           23,397

                                        9. Conectiv                      22,565


Reliable Energy Supply


o Energy supply obligations are well covered through the transition periods

o Power Purchase Contracts

  o 4 year power purchase agreements with Mirant and (upon closing) NRG

o Generating Assets

  o 800 MW in DC

  o More than 2,000 MW currently operating elsewhere in PJM

o Regulatory Agreements

  o Basic generation service cost pass-through in New Jersey

o Location

  o PJM is the largest, most liquid market in North America

Award-Winning Customer Service

[BAR CHART SHOWING RESULTS             J.D. Power and Associates
 OF SURVEY]
                                   o J.D. Power and Navigant Consulting
                                     conducted a nationwide survey

                                   o PEPCO ranked "Highest in Customer
                                     Satisfaction With Residential Electric
                                     Service in the Eastern region
                                     of the United States"

                                     o Rating of 108 vs. industry average
                                       of 101

                                     o Driven by strength in customer
                                       service and company image


Platform for Non-Regulated Growth

o Energy marketing operations at both companies

  o Broad and growing customer base

  o Low cost, flexible mid-merit generation

  o Proven risk management capabilities

o Established telecommunications businesses

  o Innovative Starpower network with telecom/internet distribution

  o Extensive, strong customer relationships

  o Regional business-to-business platform

o Enertech Capital investments in high growth energy technology sector


Creating Shareholder Value

o Enhanced earnings growth

  o Immediately accretive including goodwill amortization and before savings

  o Targeted 6-8% earnings growth, which is higher than Street forecasts for either company

    - Growth in core delivery business

    - Larger platform for customer focused non regulated businesses

    - Efficiencies and savings

o Significant share buyback program

  o Up to $450 million

  o Approximately 20% of current PEPCO equity capitalization

o Attractive dividend ($1.00/HoldCo Share)

  o Aligned with peers

  o Higher than current CIV dividend


Commitment To Credit Quality

o Substantial portion of the purchase price will be funded with cash proceeds from recent generation divestitures

  o Remaining funding requirements likely provided via external financing

o Expect to maintain solid investment grade credit rating at HoldCo as well as Potomac Electric, Atlantic City Electric and Delmarva Power & Light

o Pro  Forma   capitalization   of   approximately   60%   total   debt/total
  capitalization upon closing

  o Reduce leverage over time to further strengthen ratings


Transaction Timeline

o Expect all required approvals can be obtained within 12 months

                Event                           Estimated Date

   Shareholders meeting                  May/June, 2001

   Receive State and Federal             4th Quarter, 2001 - 1st Quarter, 2002
   regulatory approvals

   Close transaction                     1st Quarter, 2002

o Required regulatory approvals include

  o SEC

  o FERC

  o State commissions


Additional Information

In connection with the proposed merger, Pepco and Conectiv will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of the joint proxy statement/prospectus (when available) and other documents filed by Pepco and Conectiv free of charge at the SEC's web site, http://www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning Pepco can be inspected at the offices of the New York Stock Exchange, Inc., whose address is 20 Broad Street, New York, NY 10005, where certain securities of Pepco are listed. You can also obtain information about Pepco at the company's website, the address of which is http://www.pepco.com. You can obtain information about Conectiv at the company's website, the address of which is www.conectiv.com. In addition, documents filed by Pepco with the SEC can be obtained by contacting Pepco at the following address and telephone number: Ellen Sheriff Rogers, Associate General Counsel, Secretary and Assistant Treasurer, Potomac Electric Power Company, 1900 Pennsylvania Avenue, N.W., Washington D.C. 20068, telephone (202) 872-2900. Documents filed with the SEC by Conectiv can be obtained by contacting Conectiv at the following address and telephone number: Corporate Secretary, Conectiv, 800 King Street, Wilmington, DE 19899, telephone (302) 429-3114.


     THE FOLLOWING IS MATERIAL DISSEMINATED TO EMPLOYEES


Dear Fellow Employee:

     I am pleased to tell you that Pepco today announced the acquisition of Conectiv for approximately $2.2 billion in cash and stock. We are very excited about this combination, which will more than double our customer base and expand our service territory by nine times, making us the largest electricity delivery company in the mid-Atlantic region.

     Under the terms of the agreement, both of our companies will become subsidiaries of a new holding company, which will be headquartered in Washington, D.C. Conectiv will maintain its headquarters in Wilmington, Delaware and will continue to have significant operations in New Jersey and the Delmarva Peninsula. Together, we will bring high quality, low cost energy delivery service to more than 1.8 million electricity and gas customers in the dynamic region comprising Delaware, the District of Columbia, Maryland, New Jersey and Virginia.

     We believe this transaction represents a significant step forward in our effort to become a premier regional electricity delivery company. Our combination with Conectiv will improve our ability to grow earnings in the changing energy marketplace and lower our technology costs, allowing us to provide a higher level of service, reliability and responsiveness to the communities we serve. The core delivery business will be complemented by a valuable portfolio of mid-merit generating assets and related marketing and risk management capabilities and further enhanced by the combined company's growing, non-regulated energy and telecommunications businesses.

     We have developed a close relationship with Conectiv over the years as neighbors, partners and members of PJM, and I am confident that we can successfully build on this strong foundation in the years ahead. Not only do we have complementary strategies and similar cultures, but we can create even greater benefits and opportunities for all of our constituencies by drawing on the best practices and talent that exist within both of our organizations.

     Our new, larger company will provide exciting internal opportunities for growth and development. As in any such transaction, there will inevitability be some staff redundancies. However, the companies expect to accomplish any necessary workforce reductions primarily through restricted hiring, attrition and voluntary separation programs. We anticipate that involuntary separations, if any, will be minimal. Of course, all union contracts will be honored.

     We expect the merger can be completed in about 12 months. In the meantime, it is essential that we maintain our focus on our key objective - providing our customers with the same outstanding service they have come to expect from us. I know I can count on you to continue Pepco's high level of professionalism and skill as we enter this new phase, and I thank you for your ongoing patience and support.

                                                 Sincerely,



                                                 John M. Derrick, Jr.


Dear Fellow Employee:

     I am pleased to tell you that we announced today, together with Pepco, that Pepco will acquire our company for approximately $2.2 billion in cash and stock. We are very excited about this transaction, which will make our combined company the largest electricity delivery company in the mid-Atlantic region.

     Under the terms of the agreement, both of our companies will become subsidiaries of a new holding company, which will be headquartered in Washington, D.C. Conectiv will maintain its headquarters in Wilmington, Delaware and will continue to have significant operations in New Jersey and the Delmarva Peninsula. Together, we will bring high quality, low cost energy delivery service to more than 1.8 million electricity and gas customers in the dynamic region comprising Delaware, the District of Columbia, Maryland, New Jersey and Virginia.

     We believe this transaction represents a significant step forward in our effort to become a premier regional electricity delivery company. Our combination with Pepco will improve our ability to grow earnings in the changing energy marketplace and lower our technology costs, allowing us to provide a higher level of service, reliability and responsiveness to the communities we serve. The core delivery business will be complemented by a valuable portfolio of mid-merit generating assets and related marketing and risk management capabilities and further enhanced by the combined company's growing, non-regulated energy and telecommunications businesses.

     We have developed a close relationship with Pepco over the years as neighbors, partners and members of PJM, and I am confident that we will successfully build on this strong foundation in the years ahead. Not only do we have complementary strategies and similar cultures, but we can create even greater benefits and opportunities for all of our constituencies by drawing on the best practices and talent that exist within both of our organizations.

     Our new, larger company will provide exciting internal opportunities for growth and development. As in any such transaction, there will inevitability be some staff redundancies. However, the companies expect to accomplish any necessary workforce reductions primarily through restricted hiring, attrition and voluntary separation programs. We anticipate that involuntary separations, if any, will be minimal. Of course, all union contracts will be honored.

     We expect that the merger can be completed in about 12 months. In the meantime, it is essential that we maintain our focus on our key objective - providing our customers with the same outstanding service they have come to expect from us. We should all feel very proud of the tangible value our hard work and dedication has created for this company, and I know I can count on you to continue Conectiv's high level of professionalism and skill as we enter this new phase. Thank you for your ongoing patience and support.

                                            Sincerely,



                                            Howard E. Cosgrove


                             QUESTIONS FOR EMPLOYEES

1.   Why was the merger proposed?

     This transaction is a natural fit that elevates the combined company to the leading position among mid-Atlantic electricity delivery companies. The core delivery business will be complemented by a valuable, well-positioned portfolio of mid-merit generating assets and related marketing and risk management capabilities. In addition, the combined company's growing, non-regulated energy and telecommunications businesses, which are focused on a broad customer base, will further enhance the core business. Our combination will also improve our ability to grow earnings in the changing energy marketplace.

     As the largest electric delivery company in our region, we will bring high quality, low cost energy delivery service to more than 1.8 million electricity and gas customers in the dynamic region comprising Delaware, the District of Columbia, Maryland, New Jersey and Virginia.

2.   How did this merger come about?  Why didn't you tell us before?

     Pepco and Conectiv continually evaluate business and strategic opportunities to enhance shareholder and customer value. This combination offers compelling strategic, competitive and customer advantages that should allow the combined company to increase its customer base and achieve operating efficiencies that will benefit all of our constituencies.

     Our negotiations were governed by a strict confidentiality agreement. We announced this transaction as soon as we were able to.

3.   When will the merger be completed?  What approvals are needed?

     We anticipate that the transaction will be completed in approximately 12 months. The merger is conditioned upon, among other things, the approvals of Pepco and Conectiv stockholders and various state and federal regulatory agencies. The new holding company will register with the SEC under the Public Utility Holding Company Act of 1935.

4. What effect will this merger have on staffing? Will there be any reductions?

     The merger will result in a combined company which is larger, more diverse and provides greater internal opportunities than either company could provide individually. As in any such transaction, there will inevitably be some staff redundancy. It is expected that involuntary severances, if any, will be minimal.

5.   What can employees expect in the interim?  What should I do?

     Employees should continue to focus on executing our business plan and serving our customers well. We will continue to update you as the process develops.

6.   How will the combined company be structured?

     We intend to create a new holding company which will own Pepco and Conectiv.

7.   Who will run the holding company?

     Mr. Derrick will be chairman and chief executive officer of the new holding company. Mr. Cosgrove plans to retire at the completion of the merger. The board of directors of the holding company will have 12 directors, at least two of whom will come from the current Conectiv board.

8.   Who will run the Conectiv operations?  Will there be any changes at Pepco?

     Tom Shaw, who is currently president of Conectiv, will continue as president. No changes are anticipated at Pepco.

9.   Where will the holding company be headquartered?  What will it be called?

     The holding company will have its headquarters in Washington, D.C. Conectiv will maintain its headquarters in Wilmington, Delaware and will continue to have significant operations in New Jersey and the Delmarva Peninsula. We have not yet determined the name of the holding company.

10.  Will any facilities be closed?

     We have no plans to close facilities as a result of this merger. However, we will always evaluate our operations, including facilities, to make sure that we are operating efficiently and will make adjustments when required.

11. What happens to my current benefits and compensation? Will the matching for my 401K remain the same?

     Until the merger closes, employees will continue with their existing plans. After the close, employees of both companies will have plans that are comparable to their current compensation and benefit plans for a period of at least two years.

12.  Will you offer any early retirement packages?

     There are none being considered at this time.

13.  What happens to the negotiated union contracts for either company?

     All union contracts will be honored.

14.  When and where can I get answers to my questions about the merger?

     We will be providing further information between now and the time of closing the transaction through our normal employee communication channels.


Except for historical statements and discussions, the statements in this press release constitute "forward-looking statements" within the meaning of the federal securities laws. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. In connection with the transaction, additional important factors that could cause actual results to differ materially from those in the forward-looking statements herein include risks and uncertainties relating to delays in obtaining or adverse conditions contained in, related regulatory approvals, changes in economic conditions, availability and cost of capital, changes in weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see the company's filings with the United States Securities and Exchange Commission. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of the company.

                                      # # #


     In connection with the proposed merger, Pepco and Conectiv will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of the joint proxy statement/prospectus (when available) and other documents filed by Pepco and Conectiv free of charge at the SEC's website, http://www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning Pepco can be inspected at the offices of the New York Stock Exchange, Inc., whose address is 20 Broad Street, New York, NY 10005, where certain securities of Pepco are listed. You can also obtain information about Pepco at the company's website, the address of which is http://www.pepco.com. You can obtain information about Conectiv at the company's website, the address of which is http://www.conectiv.com. In addition, documents filed by Pepco with the SEC can be obtained by contacting Pepco at the following address and telephone number: Ellen Sheriff Rogers, Associate General Counsel, Secretary and Assistant Treasurer, Potomac Electric Power Company, 1900 Pennsylvania Avenue, N.W., Washington D.C. 20068, telephone (202) 872-2900. Documents filed with the SEC by Conectiv can be obtained by contacting Conectiv at the following address and telephone number: Corporate Secretary, Conectiv, 800 King Street, Wilmington, DE 19899, telephone (302) 429-3114.

     Pepco, its officers, directors and certain other employees of Pepco may be soliciting proxies from Pepco stockholders in favor of the merger and may be deemed to be "participants in the solicitation" under the rules of the SEC. Conectiv, its officers, directors and certain other employees of Conectiv may be soliciting proxies from Conectiv stockholders in favor of the merger and may be deemed to be "participants in the solicitation" under the rules of the SEC. Information regarding the interests of the participants in the solicitation will be set forth in the joint proxy statement/prospectus when it becomes available.